ANAVEX LIFE SCIENCES CORP.
51 W. 52nd Street, 7th Floor

New York, NY 10019-6163

September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Anavex Life Sciences Corp.
Form AW - Request for Withdrawal
Amendment No. 4 to Registration Statement on Form S-3
File No. 333-207600

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Anavex Life Sciences, Corp., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 4 its Registration Statement on Form S-3 (File No. 333-207600) (the “Amendment”), filed with the U.S. Securities and Exchange Commission on September 13, 2019.

The grounds for this application for withdrawal are that, subsequent to the filing of the Amendment, the Company determined that the Amendment had been improperly tagged as a pre-effective amendment, rather than a post-effective amendment. As discussed with the Staff, the Company requests withdrawal of the Amendment to permit the re-filing the Amendment properly tagged as a post-effective amendment.

No securities have been sold under the registration statement of which the Amendment is a part.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Christopher Missling, PhD
Christopher Missling, PhD Chief Executive Officer